MAIL STOP 05-11


April 1, 2005

Stephen G. Luke, Chief Executive Officer
Nationwide Financial Solutions, Inc.
3231 S. Country Club Way, Suite 102
Tempe, Arizona  85282

      Re:	Nationwide Financial Solutions, Inc.
   Registration Statement on Form SB-2
      File No. 333-120428
      Amendment No. 2 Filed March 21, 2005

Dear Mr. Luke:

      We have reviewed your amended filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Cover Page

1. Please clarify that the shares offered by officers, directors, affiliates and control persons "will be offered at a fixed price of
$2.00 for a period not to exceed two years from the date of this prospectus."

Risk Factors

2. Stephen Luke owns 55% of the company`s outstanding shares, all of which are being offered for sale. A risk factor should be added concerning the risks associated with the fact that the chief executive officer and controlling shareholder of the company seeking to reduce his ownership to zero.

3. Additionally, Mr. Luke should clearly indicate his intentions concerning remaining as chief executive of this company after the offering.

Management`s Discussion and Analysis of Results of Operations and
Financial Condition, page 10

4. In prior comment 6, we stated our inability to locate in Item
26
of Part II disclosure regarding the 975,000 shares issued during the
6 months ended 12/31/04 as referenced on page 19. Despite your response, we remain unable to locate this disclosure. Please advise.

Security Ownership of Certain Beneficial Owners and Management,
page
27

5. Please provide the address for Pursuit Ventures, LLC pursuit to
Item 403 of Regulation S-B.

6. Correct the right-hand column of the table for shares to be owned after the offering by Messrs. Luke, Mullins and the totals for the two groups.

Selling Stockholders, page 29

7. Please disclose the control person(s) for D&KP Inc. DBPP, Four
Dakotans LLP and Rajo Capital Management.

Shares Eligible for Future Sale, page 33

8. Please discuss what limitations exist, if any, under Bankruptcy Code section 1145 and under Rule 144 of the Securities Act regarding shares issued to and held by affiliates of the company as part of the reorganization.


Financial Statements

9. The consent from the auditors included as Exhibit 23.4 refers to
Amendment No. 1 of Form SB-2 as opposed to Amendment No. 2. In your next amendment to the registration statement, please be sure that the auditor`s consent makes reference to the correct filing.


Closing Comments

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      Any questions regarding the financial statements may be directed to Babette Cooper at (202) 824-5069. Questions on other disclosure issues may be directed to William Bennett at (202) 942-0135.

							Sincerely,



							John Reynolds, Assistant
Director
							Office of Emerging Growth
Companies

cc:	Gary A. Agron, Esq.
      Fax: (303) 770-7257


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Nationwide Financial Solutions, Inc.
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